UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended: October 31, 2020

ALZAMEND NEURO, INC.
(Exact name of issuer as specified in its charter)

Delaware	81-1822909
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3802 Spectrum Boulevard, Suite 112C Tampa, Florida 33612
(Full mailing address of principal executive offices)

(844) 722-6333
(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended April 30, 2020, contained in our Annual Report on Form 1-K, filed with the Securities and Exchange Commission on August 28, 2020.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions and the following:

•	Our ability to effectively execute our business plan;
•	Our ability to manage our expansion, growth and operating expenses;
•	Our ability to evaluate and measure our business, prospects and performance metrics;
•	Our ability to compete and succeed in a highly competitive and evolving industry;
•	Our ability to respond and adapt to changes in technology and customer behavior; and
•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Information regarding market and industry statistics contained in this Semiannual Report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. Except as required by U.S. federal securities laws, we have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

Effective June 28, 2018, the board of directors approved a 1-for-4 reverse stock split of our Common Stock. As a result of the reverse stock split, every four (4) shares of our pre-reverse stock split Common Stock were combined and reclassified into one share of our Common Stock. The number of shares of Common Stock subject to outstanding options and warrants were also reduced by a factor of four as of June 28, 2018. All historical share and per-share amounts reflected throughout the financial statements and other financial information in this filing have been adjusted to reflect the reverse stock split. The par value per share of our Common Stock was not affected by the reverse stock split.

Overview

Alzamend Neuro is an early clinical-stage biopharmaceutical company focused on developing novel products for the treatment of neurodegenerative diseases and psychiatric disorders. With our two current and future product candidates, we aim to bring treatments or cures to market at a reasonable cost as quickly as possible.

Our current pipeline of product candidates consists of two novel therapeutic drug candidates:

•	AL001 – A patented ionic co-crystal technology delivering a therapeutic combination of lithium, proline and salicylate, known as AL001, through two royalty-bearing exclusive worldwide licenses from the University of South Florida Research Foundation, Inc., as licensor, and

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•	AL002 – A patented method using a mutant peptide sensitized cell as a cell-based therapeutic vaccine that reduces beta-amyloid plaque and seeks to restore the ability of the patient’s immunological system to combat Alzheimer’s, known as AL002, through a royalty-bearing exclusive worldwide license from the licensor.

Our lead candidate, AL001, is expected to provide clinicians with a major improvement over current lithium-based treatments and may constitute a means of treating Alzheimer’s and other neurodegenerative diseases and psychiatric disorders. Based on nonclinical data, AL001 ionic co-crystal technology has the potential to improve the therapeutic index of lithium providing a greater bioavailability to the site of action (brain) in comparison to more traditional lithium dosage forms. Lithium has been marketed for more than 35 years and human toxicology regarding lithium use has been well characterized, mitigating the potential regulatory burden for safety data. The results from one human cohort study published in the International Journal of Psychiatry and Neurosciences in January 2010 indicated that lithium had a preventive effect on the development of dementia in patients with bipolar disorder in comparison with anticonvulsants, antidepressants or antipsychotics. These findings suggest that lithium may exert some of its long-term beneficial effects in the treatment of affective disorders via underappreciated neuroprotective effects.

The results of randomized, placebo controlled clinical trials of lithium in the treatment of patients with Alzheimer’s dementia and subjects with mild cognitive impairment have been widely published. Clinical studies have indicated that lithium administered at doses lower than those used for affective disorders can favorably impact Alzheimer’s outcomes. A study appearing in the British Journal of Psychiatry in 2011 reported that lithium was superior to a placebo, evidencing a slower decline of cognitive function as measured by the Alzheimer’s Disease Assessment Scale cognitive subscale. Given the absence of adequate treatments for this highly prevalent disease, the potential efficacy of lithium in the long-term management of Alzheimer’s may positively impact public health. There is an unmet medical need for safe and effective Alzheimer’s treatments, particularly for treatments with neuroprotective properties.

We submitted a Pre-Investigational New Drug (PIND) briefing package to the U.S. Food and Drug Administration (FDA) in July 2019 that argued against the need for any further preclinical safety studies. Pursuant to the FDA response letter, we believe the proposed test parameters for AL001 appear reasonable to support a Phase I study, thereby allowing us to conduct human clinical trials. Following Phase III clinical trials, we intend to seek approval to commercialize AL001 via a New Drug Application (NDA). We have been asked to provide a scientific bridge to a listed drug to support the adequacy of the nonclinical program. According to the FDA, the adequacy of the nonclinical data will be a matter of review. If the adequacy of the nonclinical data is not sufficient for the FDA, we will then be required to conduct a clinical pharmacokinetics animal study (an expected six-week study) of AL001 to be considered for FDA approval. We received feedback from the FDA regarding the PIND briefing package and have begun the process of finalizing the Investigational New Drug (IND) application and, while FDA approval is not guaranteed, we expect to receive approval to begin a Phase I clinical trial with human subjects in the first quarter of 2021. While the FDA has not given us any indication as to whether AL001 will receive “breakthrough therapy” designation or be permitted to use the Section 505(b)(2) regulatory pathway, we believe that AL001 is an ideal candidate to receive both a breakthrough therapy designation, as well as a Section 505(b)(2) regulatory pathway for new drug approvals, enhancing the speed and reducing the regulatory burden of FDA review.

We believe that our ability to re-engineer lithium solid dosage forms in order to optimize performance has the potential to address a wide range of clinical applications ranging from neurodegenerative disorders, such as Alzheimer’s, amyotrophic lateral sclerosis (known as ALS), Huntington disease, multiple sclerosis, Parkinson’s disease and traumatic brain injury, to more psychiatric conditions such as bipolar disorder, depression, mania, post-traumatic stress disorder and suicidality. This novel approach is intended to achieve the desired therapeutic outcome of enhanced penetration through the blood-brain barrier and sustained brain lithium concentrations while systemic exposures (and toxicities) are mitigated for other organ systems. The optimal modified-release lithium dosing approach should avoid acutely toxic peak concentrations in blood, as well as in the brain, and should maintain such blood concentrations for a predictable, clinically relevant time, with overall low systemic exposures that mitigate the potential for adverse events. The lithium delivery system would ideally be adaptable to a dosing regimen that maintains therapeutic brain lithium concentrations consistently for the longest possible time while allowing only modest exposures and providing adequate recovery periods between doses for other organ systems.

We have an additional preclinical candidate for Alzheimer’s indication, AL002, which has transitioned from early-stage development to an extensive program of preclinical study and evaluation with an anticipated completion date in the first quarter of 2021. We plan to file an IND application with the FDA with respect to AL002 in the first quarter of 2021 and prepare to conduct a Phase I clinical trial in the second quarter of 2021.

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RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED OCTOBER 31, 2020 AND 2019

The following table summarizes the results of our operations for the six months ended October 31, 2020 and 2019.

ALZAMEND NEURO, INC.

Statements of Operations (Unaudited)

	For the Six Months Ended October 31,
	2020	2019
OPERATING EXPENSES
Research and development	$783,759	$399,916
General and administrative	1,832,494	1,491,825
Total operating expenses	2,616,253	1,891,741
Loss from operations	(2,616,253)	(1,891,741)

OTHER INCOME (EXPENSE), NET
Interest expense	(50,815)	-
Interest expense - related party	(5,487)	-
Interest income - related party	1,706	8,893
Total other income (expense), net	(54,596)	8,893

NET LOSS	$(2,670,849)	$(1,882,848)

Basic and diluted net loss per common share	$(0.04)	$(0.03)

Basic and diluted weighted average common	72,262,858	70,913,449
shares outstanding

Revenue

Alzamend Neuro, Inc. was formed on February 26, 2016, to acquire and commercialize patented intellectual property and know-how to prevent, treat and cure the crippling and deadly disease, Alzheimer’s. We currently have only two product candidates, AL001 and AL002. These products are in the early stage of development and will require extensive clinical study, review and evaluation, regulatory review and approval, significant marketing efforts and substantial investment before they and any successors could provide us with any revenue. We did not generate any revenues during the six months ended October 31, 2020 and 2019, and we do not anticipate that we will generate revenue for the foreseeable future.

General and administrative expenses

General and administrative expenses for the six months ending October 31, 2020 and 2019, were $1,832,494 and $1,491,271, respectively. As reflected in the table below, general and administrative expenses primarily consisted of the following expense categories: management services, professional fees, stock compensation expense, salaries and benefits. The remaining general and administrative expenses of $147,129 and $69,396, respectively, primarily consisted of payments for advertising and promotion, transfer agent fees, travel, and other office expenses, none of which is significant individually.

	For the Six Months Ended October 31,
	2020	2019
Stock compensation expense	$1,116,744	$940,510
Professional fees	343,643	293,222
Salary and benefits	224,978	188,697
Other general and administrative expenses	147,129	69,396
Total general and administrative expenses	$1,832,494	$1,491,825

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Stock compensation expense

During the six months ended October 31, 2020 and 2019, we incurred general and administrative stock compensation expense of $1,116,744 and $940,510, respectively, related to stock option grants to executives, employees and consultants as well as shares issued for services to Spartan. All option grants are granted at the per share fair value on the grant date. Vesting of options differs based on the terms of each option. We valued the options at their date of grant utilizing the Black Scholes option pricing model. We valued the shares issued for services at their intrinsic value on the date of issuance. Stock-based compensation is a non-cash expense because we settle these obligations by issuing shares of our Common Stock from authorized shares instead of settling such obligations with cash payments.

Professional fees

The second largest component of our general and administrative expenses is professional fees. During the six months ended October 31, 2020 and 2019, we reported professional fees of $343,643 and $293,222, respectively, which are principally comprised of the following items:

Six Months Ended October 31, 2020

•	In June 2017, we entered into a five year consulting agreement with Spartan Capital Securities, LLC (“Spartan”) pursuant to which Spartan has agreed to provide consulting services with respect to general corporate matters, including, but not limited to, advice and input with respect to raising capital, potential merger and acquisition transactions, identifying suitable personnel for management, developing corporate structure and finance strategies, assisting us with strategic introductions, assisting management with enhancing corporate and shareholder value and introducing us to potential investors. In December 2017, since the maximum amount was raised in the prior private placement, we paid to Spartan a consulting fee of $1,400,000 for the services to be rendered over the 60-month term of this consulting agreement. During the six months ended October 31, 2020, we recorded an expense of $140,000 as a result of this consulting agreement.

•	In June 2019 we entered into an uplisting agreement with Spartan pursuant to which Spartan has agreed to provide consulting services with respect to an IPO, merger, acquisition or sale of stock or assets, joint venture, strategic alliance or other similar transaction. We paid to Spartan a consulting fee of $475,000 for the services to be rendered over the 24-month term of the uplisting agreement. During the six months ended October 31, 2020, we recorded an expense of $118,750 as a result of this consulting agreement.

•	During the six months ended October 31, 2020, we incurred $25,132 in legal fees.

•	During the six months ended October 31, 2020, we incurred $61,420 in audit fees.

Six Months Ended October 31, 2019

•	During the six months ended October 31, 2019, we recorded an expense of $140,000 as a result of the June 2017 Spartan consulting agreement discussed above.

•	During the six months ended October 31, 2019, we recorded an expense of $93,968 as a result of the June 2019 Spartan uplisting agreement discussed above.

•	During the six months ended October 31, 2019, we incurred $52,070 in legal fees.

•	During the six months ended October 31, 2019, we incurred $47,396 in audit fees.

Salaries and Benefits

During the six months ended October 31, 2020 and 2019, we incurred $224,978 and $188,697, respectively, in employee-related expenses. As of October 31, 2020, we had one full-time and three part-time employees. We appointed Mr. Stephan Jackman as CEO as of November 30, 2018. We appointed, Kenneth S. Cragun as CFO on December 15, 2018. We appointed Henry Nisser as General Counsel and Executive Vice President on May 1, 2019.

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Research and development expenses

Research and development expenses for the six months ending October 31, 2020 and 2019, were $783,759 and $399,916, respectively. As reflected in the table below, research and development expenses primarily consisted of professional fees as well as licenses and fees.

	For the Six Months Ended October 31,
	2020	2019
Professional fees	$710,133	$234,043
Licenses and fees	30,000	50,000
Stock compensation expense	43,626	115,873
Total research and development expenses	$783,759	$399,916

Licenses and fees

There are certain initial license fees and milestone payments required to be paid to the University of South Florida and the USF Research Foundation, for the licenses of the Technologies, pursuant to the terms of the License Agreement with Sublicensing Terms (the “License Agreement”) with the Licensor and a direct support organization of the University.

The License Agreement for AL002 requires us to pay royalty payments of 4% on net sales of products developed from the licensed technology while the AL001 License Agreements require us to pay combined royalty payments of four and one-half percent (4.5%) on net sales of products developed from the licensed technology. We have already paid an initial license fee of $200,000 for AL002 and an initial license fee of $200,000 for AL001. As an additional licensing fee for the license of AL002, the Licensor received 3,601,809 shares of Common Stock. As an additional licensing fee for the license of the AL001 technologies, the Licensor received 2,227,923 shares Common Stock. Additionally, we are required to pay milestone payments on the due dates to the Licensor for the license of the AL002 technology and for the AL001 technologies.

During the six months ended October 31, 2020, we incurred $30,000 in license fees related to achieving the milestone of conducting pre-IND discussions with the FDA regarding AL001 under the new license agreements entered into on June 10, 2020 for the treatment of neurodegenerative diseases excluding Alzheimer’s Disease and for the treatment of psychiatric diseases/disorders.

During the six months ended October 31, 2019, we incurred $50,000 in license fees related to achieving the milestone of conducting pre-IND discussions with the FDA regarding AL001.

Professional fees

During the six months ended October 31, 2020 and 2019, the Company reported professional fees of $710,133 and $234,043, respectively, which are principally comprised of professional fees attributed to various types of scientific services, including FDA consulting services.

Stock compensation expense

During the six months ended October 31, 2020 and 2019, we incurred $43,626 and $115,873, respectively, in research and development stock compensation expense related to stock option grants to executives, employees and consultants. All option grants are granted at the per share fair value on the grant date. Vesting of options differs based on the terms of each option. We valued the options at their date of grant utilizing the Black Scholes option pricing model. Stock-based compensation is a non-cash expense because we settle these obligations by issuing shares of our Common Stock from authorized shares instead of settling such obligations with cash payments.

Other income (expense), net

Interest expense

Interest expense was $50,815 for the six months ended October 31, 2020 related to the convertible promissory note issued in August 2020 including non-cash interest expense of $45,625 recorded from the amortization of debt discount.

Interest expense – related party

Interest expense – related party was $5,487 for the six months ended October 31, 2020 related to the convertible promissory note – related party issued in August 2020 including non-cash interest expense of $4,819 recorded from the amortization of debt discount.

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Interest income – related party

During the six months ended October 31, 2020 and 2019, the Company reported interest income, related party of $1,706 and $8,893, respectively, relating to a promissory note from Avalanche.

Current and deferred income taxes

As of October 31, 2020 and 2019, the Company had deferred tax assets totaling $3,302,943 and $2,194,303, respectively. The ultimate realization of deferred tax assets is dependent upon the existence, or generation, of taxable income in the periods when those temporary differences and net operating loss carryovers are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryover years, projected future taxable income, available tax planning strategies, and other factors in making this assessment. Based on available evidence, management believes it is less likely than not that all of the deferred tax assets will be realized. Accordingly, the Company has established a 100% valuation allowance. As a result of the full valuation allowance, the Company did not record an income tax benefit during the six months ended October 31, 2020 and 2019.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. As of October 31, 2020, the Company had cash of $5,860 and an accumulated deficit of $14,456,718. The Company has incurred recurring losses and reported losses for the six months ended October 31, 2020 totaling $2,670,849. In the past, the Company has financed its operations principally through issuances of promissory notes and equity securities.

The Company expects to continue to incur losses for the foreseeable future and needs to raise additional capital until it is able to generate revenues from operations sufficient to fund its development and commercial operations. Based on our current business plan, we believe that our cash and cash equivalents at October 31, 2020, are not sufficient to meet our anticipated cash requirements during the twelve-month period subsequent to the issuance of the financial statements included in this Semiannual Report on Form 1-SA. Management believes that the Company has access to capital resources through potential public or private issuance of debt or equity securities. However, the Company cannot be certain that additional funding will be available on acceptable terms, or at all, in which case it may have to significantly delay, scale back or discontinue the development and/or commercialization of its products. The Company may also be required to (a) seek collaborators for its product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (b) relinquish or otherwise dispose of rights to technology or its product candidates that the Company would otherwise seek to deploy or commercialize. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Recent Financing Transactions

In December 2020, the Company entered into a securities purchase agreement with an institutional investor to sell a convertible promissory note of the Company, in the aggregate principal amount of $44,000 for a purchase price of $40,000 and issue a five-year warrant to purchase 14,667 of shares of its Common Stock. The convertible promissory note bears interest at 8% per annum, which principal and all accrued and unpaid interest are due six months from the date of issuance. The principal and interest earned on the convertible promissory note may be converted into shares of the Company’s Common Stock at $1.50 per share. The exercise price of the warrant is $3.00 per share.

In December 2020, DPW Holdings, Inc., a related party, provided $1,000,000 in short-term advances.

In August 2020, the Company entered into a securities purchase agreement with an institutional investor to sell a convertible promissory note of the Company, in the aggregate principal amount of $275,000 for a purchase price of $250,000 and issue a five-year warrant to purchase 91,667 of shares of its Common Stock. The convertible promissory note bears interest at 8% per annum, which principal and all accrued and unpaid interest are due six months after the date of issuance. The principal and interest earned on the convertible promissory note may be converted into shares of the Company’s Common Stock at $1.50 per share. The exercise price of the warrant is $3.00 per share.

In August 2020, the Company entered into a securities purchase agreement with DPW Holdings, Inc., a related party, to sell a convertible promissory note of the Company, in the aggregate principal amount of $50,000 and issue a 5-year warrant to purchase 16,667 of shares of its Common Stock. The convertible promissory note bears interest at 8% per annum, which principal and all accrued and unpaid interest are due six months after the date of issuance. The principal and interest earned on the convertible promissory note may be converted into shares of the Company’s Common Stock at $1.50 per share. The exercise price of the warrant is $3.00 per share.

On April 30, 2019, we entered into a securities purchase agreement with Ault Life Sciences Fund, LLC, a related party, for the sale of 10,000,000 shares of Common Stock for a total purchase price of $15,000,000, or $1.50 per share with 5,000,000 warrants with a five-year term and an exercise price of $3.00 per share and vesting upon issuance. The purchase price of $15,000,000 was in the form of a note receivable initially with a 12-month term. The term of the note receivable was extended to December 31, 2021. While this transaction did not provide immediate liquidity to the Company, we expect future payments to be a source of the Company’s capital resources. During the six months ended October 31, 2020, proceeds from the note receivable for common stock, related party, were $99,905.

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On April 10, 2018, Avalanche International Corp. (“Avalanche”), a related party, issued a promissory note (the “AVLP Note”) to evidence our loan of up to $995,500 for a period ending on April 30, 2019, subject to the terms and conditions stated in the AVLP Note. The AVLP Note accrues interest at 10% per annum and includes a 10% original issue discount. During the year ended April 30, 2019, $105,000 was repaid. The balance outstanding on the AVLP Note as of October 31, 2019, was $100,915. In August 2020, the principal and accrued interest on the AVLP Note was paid in full.

Impact of Coronavirus on the Company’s Operations

In March 2020, the World Health Organization declared the outbreak of Covid-19 as a pandemic which continues to spread throughout the United States and the world. We are monitoring the outbreak of Covid-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on our operations, financial position, cash flows, supply chains, and the industry in general, in addition to the impact on our employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on our operations and liquidity is uncertain as of the date of this semiannual report.

The outbreak of Covid-19 could adversely impact our business, including delaying our nonclinical studies and clinical trials. We are still assessing our business operations and system supports and the impact Covid-19 may have on our results of operations and financial condition, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of Covid-19 or its consequences, including downturns in business sentiment generally or in our sector in particular.

Our operations are located in Orange County, California and Tampa, Florida, and members of our senior management work in Atlanta, Georgia and New York, New York. We have been following the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closures of our offices and having employees work remotely to the extent possible, which has to an extent adversely affected their efficiency.

Our offices remain closed to non-essential employees based on the occupancy and social distancing orders from health authorities. Non-essential staff continue to work remotely utilizing secure remote access systems and technology infrastructure. The Company believes it has adequate internal communications system and can remain operational with a remote staff.

CONTRACTUAL OBLIGATIONS

On May 1, 2016, the Company entered into the License Agreement with the Licensor pursuant to which the Licensor granted the Company a royalty bearing, exclusive worldwide license, limited to the field of Alzheimer’s Immunotherapy and Diagnostics, under United States Patent No. 8,188,046, entitled “Amyloid Beta Peptides and Methods of Use”, filed April 7, 2009 and granted May 29, 2012.

In addition to royalty payments of 4% on net sales of products developed from the licensed technology, the Company was required to pay a license fee of $100,000 on June 25, 2016, and December 31, 2016. As an additional licensing fee, the Licensor was entitled to receive that number of shares of our Common Stock equal to five percent (5%) of the sum of the total number of issued and outstanding shares plus any securities that are convertible into or exercisable or exchangeable for shares of Common Stock, subject to adjustment for additional issuances until such time as the Company has received a total of $5 million in cash in consideration for the Company’s equity securities. The Company issued 3,601,809 shares to the Licensor in full satisfaction of this additional licensing fee. Minimum royalties are $20,000 in 2022, $40,000 in 2023 and $50,000 in 2024 and every year thereafter, for the life of the agreement. Additionally, the Company is required to pay milestone payments on the due dates to Licensor for the license of the technology, as follows:

Payment	Due Date	Event
$50,000	Upon IND application filing	Upon IND application filing

$50,000	12 months from IND application filing date	Upon first dosing of patient in first Phase I Clinical Trial

$175,000	12 months from first patient dosed in Phase I	Upon Completion of first Phase I Clinical Trial

$500,000	24 months from completion of first Phase I Trial	Upon Completion of first Phase II Clinical Trial

$1,000,000	12 months from completion of the first Phase II Clinical Trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	7 years from the effective date of the agreement	Upon FDA BLA Approval

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None of these milestones was met as of the date of this Semiannual Report. If we fail to meet a milestone by its specified date, the Licensor may terminate the License Agreement.

The Licensor was also granted a preemptive right to acquire such shares or other equity securities that may be issued from time to time by the Company while Licensor remains the owner of any equity securities of the company. Further, if the Company issue equity securities at a price per share that is less than the price paid by investors in a transaction for aggregate consideration of at least $5,000,000 (the “Investment Price”), then the number of shares owned by Licensee shall be increased upon such issuance. The amount of the increase shall be determined by multiplying the number of shares then owned by Licensor by a fraction; the numerator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of additional shares of Common Stock, and the denominator of which shall be equal to the sum of (i) the number of shares of Common Stock outstanding immediately prior to the issuance of additional shares of Common Stock plus (ii) the number of shares of Common Stock which the aggregate consideration for the total number of additional shares of Common Stock so issued would purchase at the Investment Price.

There are certain license fees and milestone payments required to be paid for the licensing of the AL001 technology, pursuant to the terms of the two Standard Exclusive License Agreements with Sublicensing Terms, both dated June 21, 2018 (the “AL001 License Agreements”), with the Licensor and the University. In addition, a royalty payment of 3% is required pursuant to License #18110 while License #18111 requires a royalty payment of 1.5% on net sales of products developed from the licensed technology. For the two AL001 licenses, in the aggregate, the Company paid initial license fees of $200,000. As an additional licensing fee, the Licensor received that number of shares of Common Stock equal to three percent (3%) of the sum of the total number of issued and outstanding shares. The Company issued 2,227,925 shares to the Licensor in full satisfaction of this additional licensing fee. Minimum royalties are $25,000 in 2023, $45,000 in 2024 and $70,000 in 2025 and every year thereafter, for the life of the agreement. Additionally, the Company is required to pay milestone payments on the due dates to Licensor for the license of the technology, as follows:

Payment	Due Date	Event
$50,000	November 1, 2019	Pre-IND meeting

$65,000	6 months from IND filing date	IND application filing

$190,000	12 months from IND filing date	Upon first dosing of patient in a clinical trial

$500,000	12 months from first patient dosing	Upon Completion of first clinical trial

$1,250,000	12 months from completion of the first Phase II clinical trial	Upon first patient treated in a Phase III Clinical Trial

$10,000,000	8 years from the Effective Date of the Agreement	Upon FDA Approval

On June 10, 2020, the Company obtained two additional royalty-bearing, exclusive worldwide licenses from the Licensor to a therapy known as LiProSalTM. One of the additional licenses is for the treatment of neurodegenerative diseases excluding Alzheimer’s Disease and the other is for the treatment of psychiatric diseases/disorders. LiProSalTM is an ionic cocrystal of lithium. There are certain license fees and milestone payments required to be paid for the licensing of the LiProSalTM technology, pursuant to the terms of the Standard Exclusive License Agreements with Sublicensing Terms, both dated June 10, 2020, (the “LiProSalTM License Agreements”) with the Licensor and the University. In addition, a royalty payment of 3% is required on net sales of products developed from the licensed technology. For the two additional LiProSalTM licenses, in the aggregate, the Company is are required to pay initial license fees of $20,000 no later than June 10, 2021. Additionally, the Company is required to pay milestone payments on the due dates to Licensor for the license of the technology, as follows:

Payment	Due Date	Event
$30,000	Completed September 2019	Pre-IND meeting

$50,000	October 30, 2020	IND application filing

$150,000	12 months from IND filing date	Upon first dosing of patient in a clinical trial

$400,000	12 months from first patient dosing	Upon Completion of first clinical trial

$1,000,000	36 months from completion of the first Phase II clinical trial	Upon first patient treated in a Phase III clinical trial

$8,000,000	8 years from the effective date of the agreement	First commercial sale

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 2. Other Information

None.

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Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

ALZAMEND NEURO, INC.

F-1

ALZAMEND NEURO, INC.

Balance Sheets

	October 31, 2020	April 30, 2020
	(unaudited)
ASSETS

CURRENT ASSETS

Cash	$5,860	$90,285
Note receivable, related party, net	-	100,915
Prepaid expenses and other current assets	976,067	1,622,815
TOTAL CURRENT ASSETS	981,927	1,814,015
TOTAL ASSETS	$981,927	$1,814,015

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$1,265,747	$929,639
Related party payable	63,335	62,667
Note payable	62,110	-
Convertible notes, net	216,983	-
Convertible notes, related party, net	40,519	-
TOTAL CURRENT LIABILITIES	1,648,694	992,306

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIT)

Convertible Preferred stock, $0.0001 par value: 10,000,000 shares authorized;
Series A Convertible Preferred Stock, $0.0001 stated value per share, 1,360,000 shares designated;
750,000 shares issued and outstanding as of October 31, 2020 and April 30, 2020, respectively	75	75
Common stock, $0.0001 par value: 300,000,000 shares authorized;
64,762,858 shares issued and outstanding as of October 31, 2020 and April 30, 2020, respectively	6,476	6,476
Additional paid-in capital	28,666,695	27,584,227
Note receivable for common stock – related party	(14,883,295)	(14,983,200)
Accumulated deficit	(14,456,718)	(11,785,869)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(666,767)	821,709
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$981,927	$1,814,015

The accompanying notes are an integral part of these financial statements.

F-2

ALZAMEND NEURO, INC.

Statements of Operations

(unaudited)

	For the Six Months Ended October 31,
	2020	2019
OPERATING EXPENSES
Research and development	$783,759	$399,916
General and administrative	1,832,494	1,491,825
Total operating expenses	2,616,253	1,891,741
Loss from operations	(2,616,253)	(1,891,741)

OTHER INCOME (EXPENSE), NET
Interest expense	(50,815)	-
Interest expense - related party	(5,487)	-
Interest income - related party	1,706	8,893
Total other income (expense), net	(54,596)	8,893

NET LOSS	$(2,670,849)	$(1,882,848)

Basic and diluted net loss per common share	$(0.04)	$(0.03)

Basic and diluted weighted average common shares outstanding	72,262,858	70,913,449

The accompanying notes are an integral part of these financial statements.

F-3

ALZAMEND NEURO, INC.

Statements of Cash Flows

(unaudited)

	For the Six Months Ended October 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,670,849)	$(1,882,848)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest expense - debt discount	45,625	-
Interest expense - debt discount, related party	4,819	-
Stock-based compensation to employees and consultants	1,160,370	1,056,383
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	475,904	(356,444)
Accounts payable and accrued expenses	336,108	(600,687)
Related party payable	-	1,834

Net cash used in operating activities	(648,023)	(1,781,762)

Cash flows from investing activities:
Proceeds from repayments of notes receivable - related party	100,915	105,000

Net cash provided by investing activities	100,915	105,000

Cash flows from financing activities:
Proceeds from the issuance of common stock and warrants, net	-	1,799,773
Advances from related party payable	668	-
Proceeds from note payable	62,110	-
Proceeds from note receivable for common stock – related party	99,905	-
Proceeds from convertible note payable	250,000	-
Proceeds from convertible note payable, related party	50,000	-

Net cash provided by financing activities	462,683	1,799,773

Net (decrease) increase in cash	(84,425)	123,011

Cash at beginning of period	90,285	42,606

Cash at end of period	$5,860	$165,617

Supplemental disclosures of cash flow information:
Non-cash financing activities:
Issuance of common stock for subscription receivable	$-	$481,554
Issuance of common stock for prepaid consulting services	$-	$683,379
Fair value of warrants issued in connection with convertible notes payable	$92,942	$-

The accompanying notes are an integral part of these financial statements.

F-4

ALZAMEND NEURO, INC.

Statements of Changes in Stockholders’ Equity (Deficit)

Six Months Ended October 31, 2020

(unaudited)

	Series A Convertible				Additional	Note Receivable for
	Preferred Stock		Common Stock		Paid-In	Common Stock -	Accumulated
	Shares	Amount	Shares	Amount	Capital	Related Party	Deficit	Total
BALANCES, April 30, 2020	750,000	$75	64,762,858	$6,476	$27,584,227	$(14,983,200)	$(11,785,869)	$821,709

Stock-based compensation to employees and consultants	-	-	-	-	989,526	-	-	989,526

Proceeds from note receivable – related party for common stock	-	-	-	-	-	99,905	-	99,905

Fair value of warrants issued in connection with convertible notes	-	-	-	-	78,642	-	-	78,642

Fair value of warrants issued in connection with convertible notes - related party	-	-	-	-	14,300	-	-	14,300

Net loss	-	-	-	-	-	-	(2,670,849)	(2,670,849)

BALANCES, October 31, 2020	750,000	$75	64,762,858	$6,476	$28,666,695	$(14,883,295)	$(14,456,718)	$(666,767)

ALZAMEND NEURO, INC.

Statements of Changes in Stockholders’ Equity

Six Months Ended October 31, 2019

(unaudited)

	Series A Convertible				Additional	Note Receivable for
	Preferred Stock		Common Stock		Paid-In	Common Stock -	Accumulated
	Shares	Amount	Shares	Amount	Capital	Related Party	Deficit	Total

BALANCES, April 30, 2019	750,000	$75	61,878,465	$6,188	$22,686,285	$(15,000,000)	$(7,375,633)	$316,915

Issuance of common stock	-	-	2,284,393	228	2,288,107	-	-	2,288,335

Stock-based compensation to employees and consultants	-	-	-	-	829,534	-	-	829,534

Issuance of common stock for services	-	-	500,000	50	658,329	-	-	658,379

Net loss	-	-	-	-	-	-	(1,882,848)	(1,882,848)

BALANCES, October 31, 2019	750,000	$75	64,662,858	$6,466	$26,462,255	$(15,000,000)	$(9,258,481)	$2,210,315

The accompanying notes are an integral part of these financial statements.

F-5

ALZAMEND NEURO, INC.

NOTES TO FINANCIAL STATEMENTS — Unaudited

1. DESCRIPTION OF BUSINESS

Alzamend Neuro, Inc. (the “Company” or “Alzamend”), is a specialty pharmaceutical company that was formed on February 26, 2016, to develop and commercialize patented intellectual property to prevent, treat and cure Alzheimer’s disease (“Alzheimer’s” or “AD”). The Company has licensed an immunotherapy vaccine peptide that works both as a treatment and vaccine against Alzheimer’s and an ionic cocrystal of lithium to mitigate extreme agitation and forestall other deterioration as displayed by patients with up to moderate AD and possibly other neurodegenerative diseases (collectively, the “Technology”).

The Company is devoting substantially all its efforts towards research and development of its Technology and raising capital. The Company has not generated any product revenue to date. The Company has financed its operations to date primarily through debt financings and through the sale of its Common Stock. The Company expects to continue to incur net losses in the foreseeable future.

2. LIQUIDITY, GOING CONCERN AND MANAGEMENT’S PLANS

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. As of October 31, 2020, the Company had cash of $5,860 and an accumulated deficit of $14,456,718. The Company has incurred recurring losses for the six months ended October 31, 2020 totaling $2,670,849. In the past, the Company has financed its operations principally through issuances of promissory notes and equity securities.

The Company expects to continue to incur losses for the foreseeable future and needs to raise additional capital until it is able to generate revenues from operations sufficient to fund its development and commercial operations. Based on our current business plan, we believe that our cash and cash equivalents at October 31, 2020, are not sufficient to meet our anticipated cash requirements during the twelve-month period subsequent to the issuance of the financial statements included in this Semiannual Report on Form 1-SA. Management believes that the Company has access to capital resources through potential public or private issuance of debt or equity securities. However, the Company cannot be certain that additional funding will be available on acceptable terms, or at all, in which case it may have to significantly delay, scale back or discontinue the development and/or commercialization of its product. The Company may also be required to (a) seek collaborators for its product at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (b) relinquish or otherwise dispose of rights to Technology or its product that the Company would otherwise seek to deploy or commercialize. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might become necessary should the Company be unable to continue as a going concern.

Impact of Coronavirus on the Company’s Operations

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic which continues to spread throughout the United States and the world. We are monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on our operations, financial position, cash flows, supply chains, and the industry in general, in addition to the impact on our employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on our operations and liquidity is uncertain as of the date of this semiannual report.

The outbreak of COVID-19 could adversely impact our business, including delaying our nonclinical studies and clinical trials. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results of operations and financial condition, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular.

Our operations are located in Orange County, CA and Tampa, FL, and members of our senior management work in Atlanta, GA and New York, NY. We have been following the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closures of our offices and having employees work remotely to the extent possible, which has to an extent adversely affected their efficiency.

Our offices remain closed to non-essential employees based on the occupancy and social distancing orders from health authorities. Non-essential staff continue to work remotely utilizing secure remote access systems and technology infrastructure. The Company believes it has adequate internal communications system and can remain operational with a remote staff.

F-6

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to applicable rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. In management’s opinion, the accompanying statements reflect adjustments necessary to present fairly the financial position, results of operations, and cash flows for those periods indicated, and contain adequate disclosure to make the information presented not misleading. Adjustments included herein are of a normal, recurring nature unless otherwise disclosed in the footnotes. The financial statements and notes thereto should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended April 30, 2020 included in the Company’s Annual Report on Form 1-K, as filed with the SEC on August 28, 2020. The accompanying balance sheet at October 31, 2020 has been derived from the audited balance sheet at April 30, 2020 contained in the above referenced Form 1-K. Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

Effective June 28, 2018, the board of directors approved a 1-for-4 reverse stock split of our Common Stock. As a result of the reverse stock split, every four (4) shares of our pre-reverse stock split Common Stock were combined and reclassified into one share of our Common Stock. The number of shares of Common Stock subject to outstanding options and warrants were also reduced by a factor of four as of June 28, 2018. All historical share and per-share amounts reflected throughout the financial statements and other financial information in this filing have been adjusted to reflect the reverse stock split. The par value per share of our Common Stock was not affected by the reverse stock split.

Accounting Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s critical accounting policies that involve significant judgment and estimates include share-based compensation and valuation of deferred income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents. As of October 31, 2020 and April 30, 2020, the Company had no cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments are accounts payable, notes payable and notes payable, related party. The recorded values of accounts payable approximate their fair values based on their short-term nature. The recorded values of notes payable and notes payable, related party are recorded at their carrying value, net of any unamortized debt discount, which approximates their fair value based on their short-term nature and as interest rates approximate market rates.

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last is considered unobservable:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 assumptions: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities including liabilities resulting from imbedded derivatives associated with certain warrants to purchase Common Stock.

The fair values of warrants are determined using the Black-Scholes valuation model, a “Level 3” fair value measurement, based on the estimated fair value of common stock, volatility based on the historical volatility data of similar companies, considering the industry, products and market capitalization of such other entities, the expected life based on the remaining contractual term of the conversion option and warrants and the risk free interest rate based on the implied yield available on U.S. Treasury Securities with a maturity equivalent to the warrants’ contractual life.

F-7

Income Taxes

The Company determines its income taxes under the asset and liability method. Under the asset and liability approach, deferred income tax assets and liabilities are calculated and recorded based upon the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to future periods for differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Generally, deferred income taxes are classified as current or non-current in accordance with the classification of the related asset or liability. Those not related to an asset or a liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for significant deferred income tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. As of October 31, 2020, the Company has fully reserved the net deferred income tax assets by taking a full valuation allowance against these assets.

The Company recognizes tax liabilities by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized and also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. To the extent that the final tax outcome of these matters is different than the amount recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense. U.S. GAAP also requires management to evaluate tax positions taken by the Company and recognize a liability if the Company has taken uncertain tax positions that more likely than not would not be sustained upon examination by applicable taxing authorities. Management of the Company has evaluated tax positions taken by the Company and has concluded that as of October 31, 2020, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability that would require disclosure in the financial statements.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs consist of scientific consulting fees and lab supplies, as well as fees paid to other entities that conduct certain research and development activities on behalf of the Company.

The Company has acquired and may continue to acquire the rights to develop and commercialize new product candidates from third parties. The upfront payments to acquire license, product or rights, as well as any future milestone payments, are immediately recognized as research and development expense provided that there is no alternative future use of the rights in other research and development projects.

Stock-Based Compensation

The Company accounts for stock option awards in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic No. 718, Compensation-Stock Compensation. Under ASC Topic No. 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards. Compensation previously recorded for unvested stock options that are forfeited is reversed upon forfeiture. The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock.

Warrants

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging, depending on the specific terms of the warrant agreement.

Debt Issued with Warrants

The Company considers guidance within ASC 470-20, Debt, ASC 480, and ASC 815 when accounting for the issuance of convertible debt with detachable warrants. As described above under the caption “Warrants,” the Company classifies stock warrants as either equity instruments, derivative liabilities, or liabilities depending on the specific terms of the warrant agreement.

In circumstances in which debt is issued with equity-classified warrants, the proceeds from the issuance of convertible debt are allocated to the warrants and convertible debt based on their relative estimated fair value. The fair value of equity warrants is recorded as a discount to the convertible debt with a corresponding increase to additional paid-in capital. The debt discount and amortized as interest expense using effective interest method.

F-8

Embedded Derivatives. The Company considers whether there are any embedded features in debt instruments that require bifurcation and separate accounting as derivative financial instruments pursuant to ASC 815.

Beneficial Conversion Feature. If the amount allocated to the convertible debt results in an effective per share conversion price less than the fair value of the Company’s common stock on the commitment date, the intrinsic value of this beneficial conversion feature is recorded as a discount to the convertible debt with a corresponding increase to additional paid-in capital. The beneficial conversion feature discount is equal to the difference between the effective conversion price and the fair value of the Company’s common stock at the commitment date, unless limited by the remaining proceeds allocated to the debt. At issuance, the effective conversion price of the Company’s convertible notes payable were not deemed to be below estimated fair value of the Company’s common stock, and as a result, no beneficial conversion feature was recorded.

The Company accounts for debt as liabilities measured at amortized cost and amortizes the resulting debt discount from allocation of proceeds to interest expense using the effective interest method over the expected term of the Notes pursuant to ASC 835, Interest.

Loss per Common Share

The Company utilizes FASB ASC Topic No. 260, Earnings per Share. Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted loss per common share reflects the potential dilution that could occur if convertible preferred stock, options and warrants were to be exercised or converted or otherwise resulted in the issuance of Common Stock that then shared in the earnings of the entity.

Since the effects of outstanding options, warrants and convertible preferred stock are anti-dilutive in the periods presented, shares of Common Stock underlying these instruments have been excluded from the computation of loss per common share.

The following sets forth the number of shares of Common Stock underlying outstanding convertible preferred stock, options, warrants, and convertible notes that have been exclude from the computation of loss per common share:

	For the Six Months Ended October 31,
	2020	2019
Series A convertible preferred stock	15,000,000	15,000,000
Stock options (1)	16,300,000	9,975,000
Warrants	6,760,469	6,652,035
Convertible notes	216,666	-
	38,277,135	31,627,035

(1)	The Company has excluded 7,500,000 stock options, with an exercise price of $0.0004, from its anti-dilutive securities.

Reclassifications

Certain prior period amounts have been reclassified for comparative purposes to conform to the current period financial statement presentation. These reclassifications had no effect on previously reported results of operations.

Recent Accounting Standards

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2016, the FASB issued No. 2016-02, Leases (“Topic 842” or “ASU 2016-02”), which supersedes the guidance in former ASC 840, Leases. The FASB issued further updates to this guidance in July 2018 through ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases (Topic 842): Targeted Improvements. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The standard is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted, and is required to be adopted using a modified retrospective approach. The Company adopted this standard on May 1, 2019. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations, cash flows, or financial statement disclosures as our only lease, which is related to office space, has a term of less than 12 months.

F-9

In July 2017, the FASB issued ASU No. 2017-11, Earnings per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) (“ASU 2017-11”). ASU 2017-11 consists of two parts. The amendments in Part I of this update change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (“EPS”) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common stockholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related EPS guidance (in Topic 260). The amendments in Part II of this update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. For public business entities, the amendments in Part I of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this update do not require any transition guidance because those amendments do not have an accounting effect. The Company chose to early adopt ASU 2017-11 during the fiscal year ended April 30, 2019.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, (“ASU 2018-07”). ASU 2018-07 simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under ASU 2018-07, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The changes take effect for public companies for fiscal years starting after Dec. 15, 2018, including interim periods within that fiscal year. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). This ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock. As well as amend the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. In addition, this ASU improves and amends the related EPS guidance. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods therein. Adoption is either a modified retrospective method or a fully retrospective method of transition. We are currently assessing the impact the new guidance will have on our financial statements.

The Company has considered all other recently issued accounting standards and does not believe the adoption of such standards will have a material impact on its financial statements.

4. NOTE RECEIVABLE, RELATED PARTY, NET

On April 10, 2018, Avalanche International Corp., a related party (“Avalanche”), issued a promissory note (the “AVLP Note”) to the Company pursuant to which the Company agreed to provide Avalanche a loan of up to $995,500 for the period ending on April 30, 2019, subject to the terms and conditions stated in the AVLP Note. The AVLP Note accrues interest at 10% per annum and includes a 10% original issue discount. The balance outstanding on the AVLP Note as of April 30, 2020, was $100,915. During the month of August 2020, the principal and accrued interest on the AVLP Note was paid in full.

In accordance with ASC No. 310, Receivables (“ASC 310”), the Company accounted for the AVLP Note at amortized cost, which represented the amount at which the promissory note was acquired, adjusted for accrued interest and accretion of original issue discount. Interest was accreted using the effective interest method. The Company recorded interest on an accrual basis and recognized it as earned in accordance with the contractual terms of the promissory note. The original issue discount of $90,500 was amortized as interest income through the maturity date. During the six months ended October 31, 2020, the Company recorded contractual interest income from the stated interest rate of $1,706.

On April 30, 2019, the Company and Ault Life Sciences Fund, LLC (“ALSF”) entered into a securities purchase agreement for the purchase of 10,000,000 shares of Common Stock for a total purchase price of $15,000,000, or $1.50 per share with 5,000,000 warrants with a 5-year life and an exercise price of $3.00 per share and vesting upon issuance. The total purchase price of $15,000,000 was in the form of a non-interest bearing note receivable with a 12-month term from ALSF, a related party. In November 2019, the term of the note receivable was extended to December 31, 2021. The note is secured by a pledge of the purchased shares. As the note receivable from ALSF is related to the issuance of common stock, it is recorded as an offset to additional paid-in capital. During the six months ended October 31, 2020, proceeds from the note receivable for common stock, related party, were $99,905.

F-10

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are as follows:

	October 31, 2020	April 30, 2020
Prepaid consulting fees	$959,007	$1,513,602
Interest receivable	-	77,153
Other prepaid expenses	850	15,850
Other receivables	16,210	16,210
Total prepaid expenses and other current assets	$976,067	$1,622,815

6. STOCK-BASED COMPENSATION

On April 30, 2016, the Company’s shareholders approved the Company’s 2016 Stock Incentive Plan (the “Plan”). The Plan provides for the issuance of a maximum of 12,500,000 shares of the Company’s Common Stock to be offered to the Company’s directors, officers, employees, and consultants. On March 1, 2019 the Company’s shareholders approved an additional 7,500,000 shares to be available for issuance under the Plan. Options granted under the Plan have an exercise price equal to or greater than the fair value of the underlying Common Stock at the date of grant and become exercisable based on a vesting schedule determined at the date of grant. The options expire between five and 10 years from the date of grant. Restricted stock awards granted under the Plan are subject to a vesting period determined at the date of grant.

All options that the Company grants are granted at the per share fair value on the grant date. Vesting of options differs based on the terms of each option. The Company has valued the options at their date of grant utilizing the Black Scholes option pricing model. As of the issuance of these financial statements, there was not an active public market for the Company’s shares. Accordingly, the fair value of the underlying options was determined based on the historical volatility data of similar companies, considering the industry, products and market capitalization of such other entities. The risk-free interest rate used in the calculations is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options as calculated using the simplified method. The expected life of the options used was based on the contractual life of the option granted. Stock-based compensation is a non-cash expense because the Company settles these obligations by issuing shares of the Company’s Common Stock from its authorized shares instead of settling such obligations with cash payments.

A summary of stock option activity for the period April 30, 2020 to October 31, 2020, is presented below:

		Outstanding Options
				Weighted
			Weighted	Average
	Shares		Average	Remaining	Aggregate
	Available for	Number of	Exercise	Contractual	Intrinsic
	Grant	Options	Price	Life (years)	Value

Balance at April 30, 2020	575,000	19,425,000	$0.5228	6.89	$15,609,500
Options granted	(125,000)	125,000	$1.4267
Balance at October 31, 2020	450,000	19,550,000	$0.6964	6.41	$15,609,500
Options vested and expected to vest at October 31, 2020		17,425,000	$0.6616	6.97	$14,609,500
Options exercisable at October 31, 2020		10,424,452	$0.3053	6.31	$12,880,578

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the estimated fair value price on the respective date and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options. There have not been any options exercised during the six months ended October 31, 2020.

F-11

Stock options granted to employees and consultants

The estimated fair value of stock options granted to employees and consultants during the six months ended October 31, 2020 and 2019, were calculated using the Black-Scholes option-pricing model using the following assumptions:

	For the Six Months Ended October 31,
	2020	2019
Expected term (in years)	6.25	5.20
Volatility	100.1%	70.0%
Risk-free interest rate	0.51%	2.25%
Dividend yield	--	--

Expected Term: The expected term represents the period that the options granted are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

Expected Volatility: The Company uses an average historical stock price volatility of comparable public companies within the biotechnology and pharmaceutical industry that were deemed to be representative of future stock price trends as the Company does not have trading history for its common stock. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Risk-Free Interest Rate: The Company based the risk-free interest rate over the expected term of the options based on the constant maturity rate of U.S. Treasury securities with similar maturities as of the date of the grant.

Expected Dividend: The Company has not paid and does not anticipate paying any dividends in the near future. Therefore, the expected dividend yield was zero.

Stock-based compensation to employees and consultants from stock option grants for the six months ended October 31, 2020 and 2019 was $989,526 and $829,534, respectively.

Performance-contingent stock options granted to employee

In November 2018, the Board of Directors granted 2,000,000 performance-contingent options under the Plan to the Chief Executive Officer. These options have an exercise price of $1.00 per share.

These options have two separate performance triggers for vesting based upon our therapies achieving certain FDA approval milestones within a specified timeframe. By definition, the performance condition in these options can only be achieved after the performance condition of FDA approval has been achieved. As such, the requisite service period is based on the estimated period over which the market condition can be achieved. When a performance goal is deemed to be probable of achievement, time-based vesting and recognition of stock-based compensation expense commences. In the event any the milestones are not achieved by the specified timelines, such vesting award will terminate and no longer be exercisable with respect to that portion of the shares. The maximum potential expense associated with the performance-contingent awards is $1.2 million of general and administrative expense if all of the performance conditions are achieved as stated in the option agreement. Due to the significant risks and uncertainties associated with FDA approvals, through October 31, 2020, the Company believes that the achievement of the requisite performance conditions is not probable and, as a result, no compensation cost has been recognized for these awards.

On November 26, 2019, the Board of Directors granted 4,250,000 performance- and market-contingent awards to certain key employees and a director. These grants were made outside of the Plan. These awards have an exercise price of $1.50 per share. These awards have multiple separate market triggers for vesting based upon either (i) the successful achievement of stepped target closing prices on a national securities exchange for 90 consecutive trading days later than 180 days after the Company’s initial public offering for its common stock, or (ii) stepped target prices for a change in control transaction. The target prices range from $15 per share to $40 per share. In the event any the stock price milestones are not achieved within three years, the unvested portion of the performance options will be reduced by 25%. Due to the significant risks and uncertainties associated with achieving the market-contingent awards, through October 31, 2020, the Company believes that the achievement of the requisite performance conditions is not probable and, as a result, no compensation cost has been recognized for these awards.

Stock issued for uplisting agreement compensation

Pursuant to the Uplisting Agreement, defined below, the Company issued to the Advisor 500,000 shares of Common Stock, valued at the $1.3668 estimated grant date fair value of the stock on the July 10, 2019 date of issuance. The stock compensation expense is being recognized over the two-year term of the agreement. During the six months ended October 31, 2020, the Company recognized stock compensation expense of $170,844 related to the Uplisting Agreement.

F-12

Stock issued for placement agent compensation

Upon the initial closing of the 2019 PPM, defined below, the Company issued to the Placement Agent 500,000 shares of Common Stock valued at the $1.3668 estimated grant date fair value of the stock on the August 30, 2019 date of issuance. The consideration was considered to be a cost of the equity offering, and accordingly, was netted against offering proceeds within additional paid in capital.

Stock-based compensation expense

The Company’s results of operations include expenses relating to stock-based compensation as follows:

	For the Six Months Ended October 31,
	2020	2019
Research and development	$43,626	$115,873
General and administrative	1,116,744	940,510
Total	$1,160,370	$1,056,383

As of October 31, 2020, total unamortized stock-based compensation expense related to unvested employee and non-employee awards that are expected to vest was $4.6 million. The weighted-average period over which such stock-based compensation expense will be recognized is approximately 2.4 years.

7. WARRANTS

During the six months ended October 31, 2020, the Company issued warrants to purchase an aggregate of 108,334 shares of common stock at an exercise price of $3.00 per share.

On August 11, 2020, the Company issued warrants to purchase an aggregate of 91,667 shares of common stock at an exercise price equal to $3.00 per share of common stock in connection with the issuance of a convertible promissory note in the principal amount of $275,000 (see Note 8). Based on the terms of the Company’s warrant agreement, the Company accounted for the warrants as equity instruments as the warrants are indexed to the Company’s own stock, require settlement in shares and would be classified as equity under ASC 815.

On August 31, 2020, the Company issued warrants to purchase an aggregate of 16,667 shares of common stock at an exercise price equal to $3.00 per share of common stock in connection with the issuance of a convertible promissory note, related party in the principal amount of $50,000 (see Note 9). Based on the terms of the Company’s warrant agreement, the Company accounted for the warrants as equity instruments as the warrants are indexed to the Company’s own stock, require settlement in shares and would be classified as equity under ASC 815.

The following table summarizes information about Common Stock warrants outstanding at October 31, 2020:

Outstanding				Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life (years)	Price	Exercisable	Price
$1.00	500,000	3.3	$1.00	158,333	$1.00
$1.20	5,500	-0.2	$1.20	5,805	$1.20
$1.75	175,772	4.0	$1.75	35,154	$1.75
$3.00	6,079,197	3.4	$3.00	1,730,141	$3.00

$1.00 - $3.00	6,760,469	3.8	$2.82	1,929,433	$2.81

F-13

The estimated fair value of warrants granted during the six months ended October 31, 2020 and 2019, were calculated using the Black-Scholes option-pricing model using the following assumptions:

	For the Six Months Ended October 31,
	2020	2019
Expected term (in years)	5.00	2.50
Volatility	103.70%	69.35%
Risk-free interest rate	0.27% - 0.28%	2.53%
Dividend yield	--	--

Expected Term: The expected term represents the period that the warrants granted are expected to be outstanding.

Expected Volatility: The Company uses an average historical stock price volatility of comparable public companies within the biotechnology and pharmaceutical industry that were deemed to be representative of future stock price trends as the Company does not have trading history for its common stock. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

Risk-Free Interest Rate: The Company based the risk-free interest rate over the expected term of the warrants based on the constant maturity rate of U.S. Treasury securities with similar maturities as of the date of the grant.

Expected Dividend: The Company has not paid and does not anticipate paying any dividends in the near future. Therefore, the expected dividend yield was zero.

8. OTHER RELATED PARTY TRANSACTIONS

In December 2018, we entered into a consulting agreement with Mr. William Horne, one of the Company’s directors, to provide 12 months of CFO transition consulting services for $50,000.

On June 28, 2017, MCKEA and Spartan Capital Securities, LLC (“Spartan”) entered into a five-year consulting agreement (the “MCKEA Consulting Agreement”). Pursuant to the MCKEA Consulting Agreement, upon the receipt by us of no less than $2,500,000 in gross proceeds from a Private Placement Memorandum dated August 17, 2017, MCKEA transferred to Spartan 5,000,000 shares of Alzamend Common Stock. During the term of the MCKEA Consulting Agreement, Spartan would provide consulting services to MCKEA related to general corporate and other matters related to MCKEA’s investment in us such as advice on mergers and acquisition transactions, finance strategies, identification of potential management candidates and other strategic introductions. The 5,000,000 shares of Common Stock were transferred by MCKEA to Spartan on January 31, 2018.

9. CONVERTIBLE NOTE

In August 2020, the Company entered into a Securities Purchase Agreement with an institutional investor to sell a Convertible Promissory Note of the Company, in the aggregate principal amount of $275,000 for a purchase price of $250,000 and issue a 5-year warrant to purchase 91,667 of shares of its Common Stock. The Convertible Promissory Note bears interest at 8% per annum, which principal and all accrued and unpaid interest are due six months from the date of issuance. The principal and interest earned on the Convertible Promissory Note may be converted into shares of the Company’s Common Stock at $1.50 per share. The exercise price of the warrant is $3.00 per share.

The fair value of equity warrants was recorded as a discount to the convertible promissory note with a corresponding increase to additional paid-in capital. The Company computed the estimated fair value of the warrants using the Black-Scholes option pricing model and, as a result of this calculation, recorded debt discount in the amount of $78,642 based on the estimated fair value of the warrants. The risk-free rate of 0.27% was derived from the U.S. Treasury yield curve, matching the term of the warrant, in effect at the measurement date. The volatility factor of 103.7% was determined based on the historical volatility data of similar companies, considering the industry, products and market capitalization of such other entities. In aggregate, the Company recorded debt discount in the amount of $103,642 based on the fair values of the warrants and original issue discount of $25,000. As of October 31, 2020, the convertible note is presented net of unamortized debt discount of $58,017.

10. NOTE PAYABLE

In May 2020, the Company received loan proceeds in the amount of $62,110 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after the earlier of (i) 24 weeks after the loan disbursement date and (ii) December 31, 2020 as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company used the proceeds for purposes consistent with the PPP. In December 2020, the Company met the conditions and received forgiveness of the loan.

F-14

11. CONVERTIBLE NOTE – RELATED PARTY

In August 2020, the Company entered into a Securities Purchase Agreement with DPW Holdings, Inc., a related party, to sell a Convertible Promissory Note of the Company, in the aggregate principal amount of $50,000 and issue a 5-year warrant to purchase 16,667 of shares of its Common Stock. The Convertible Promissory Note bears interest at 8% per annum, which principal and all accrued and unpaid interest are due six months from the date of issuance. The principal and interest earned on the Convertible Promissory Note may be converted into shares of the Company’s Common Stock at $1.50 per share. The exercise price of the warrant is $3.00 per share.

The fair value of equity warrants was recorded as a discount to the convertible promissory note with a corresponding increase to additional paid-in capital. The Company computed the estimated fair value of the warrants using the Black-Scholes option pricing model and, as a result of this calculation, recorded debt discount in the amount of $14,300 based on the estimated fair value of the warrants. The risk-free rate of 0.28% was derived from the U.S. Treasury yield curve, matching the term of the warrant, in effect at the measurement date. The volatility factor of 103.7% was determined based on the historical volatility data of similar companies, considering the industry, products and market capitalization of such other entities. As of October 31, 2020, the convertible note – related party is presented net of unamortized debt discount of $9,481.

12. EQUITY TRANSACTIONS

The Company is authorized to issue 10,000,000 shares of Preferred Stock $0.0001 par value. The Board of Directors has designated 1,360,000 shares as Series A Convertible Preferred Stock (the “Series A Preferred Shares”), The rights, preferences, privileges and restrictions on the remaining authorized 8,640,000 shares of Preferred Stock have not been determined. The Company’s Board of Directors is authorized to create a new series of preferred shares and determine the number of shares, as well as the rights, preferences, privileges and restrictions granted to or imposed upon any series of preferred shares. As of October 31, 2020, there were 750,000 shares of Series A Preferred Shares and no other shares of Preferred Stock issued or outstanding.

Series A Preferred Stock

The Series A Preferred Shares convey no dividend rights except as may be declared by the Board in its sole and absolute discretion, out of funds legally available for that purpose. Holders of Series A Preferred Shares are entitled to 50 non-cumulative votes per share on all matters presented to our stockholders for action. In addition, the affirmative vote of the holders of a majority of the Series A Preferred then outstanding, voting as a separate class, is required for the Company to:

•	amend, alter or repeal any of the preferences or rights of the Series A Preferred Shares;
•	authorize any reclassification of the Series A Preferred Shares;
•	increase the authorized number of Series A Preferred Shares; or
•	create any class or series of shares ranking prior to the Series A Preferred Shares as to dividends or liquidation.

The Series A Preferred Shares are not entitled to preemptive rights. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the Holders of Series A Preferred Shares shall be entitled to participate in any distribution out of the assets of the Company on an equal basis per share with the holders of the Common Stock.

Holders of Series A Preferred Shares have the right to convert their shares into shares of Common Stock at any time at a conversion rate equal to twenty (20) shares of Common Stock for every one (1) Series A Preferred Share. The conversion rate is not subject to anti-dilution adjustments.

Common Stock

On May 27, 2016, the Company’s Board of Directors approved a Certificate of Amendment to the Company’s Certificate of Incorporation increasing its authorized shares of Common Stock from 150,000,000 to 300,000,000.

An exclusive license agreement with sublicensing terms was made effective on May 1, 2016, as amended on August 17, 2017, (the “Effective Date”) by and between the University of South Florida (the “University”), and a direct support organization of the University and the Company (the “License Agreement”). There are certain license fees and milestone payments required to be paid for the licensing of an immunotherapy vaccine peptide that is designed to be used both as a treatment and vaccine against Alzheimer’s (the “Technology”), pursuant to the terms of the License Agreement with the University of South Florida Research Foundation, Inc. (the “Licensor”) and the University. Pursuant to the terms of the License Agreement, the Licensor is entitled to receive that number of shares of the Company’s Common Stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding, subject to additional issuances until such time as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities. During the year ended April 30, 2018, the Company issued 214,967 shares of its Common Stock and recognized $218,417 in license fees pursuant to the License Agreement. During the year ended April 30, 2019, the Company issued 2,227,923 shares of its Common Stock and recognized $2,227,923 in license fees pursuant to the License Agreement. The amount of the license fees was based on the fair value of the Company’s Common Stock on the date of issuance. Fair value was determined from recent sales of the Company’s Common Stock to third parties.

F-15

There are certain initial license fees and milestone payments required to be paid by us to the Licensor pursuant to the terms of the License Agreement. The License Agreement requires the Company to pay royalty payments of four percent (4%) on net sales of products developed from the licensed technology. The Company has already paid an initial license fee of $200,000. As an additional licensing fee, the Licensor also received shares of the Company’s Common Stock equal to five percent (5%) of the total number of issued and outstanding shares outstanding as the Company has received a total of $5 million in cash in exchange for the Company’s equity securities.

Between October 19, 2017 and December 29, 2017, the Company entered into subscription agreements for the purchase of 419.45 units at $10,000 for each unit purchased. Each unit consisted of 10,000 shares of Common Stock. In aggregate, the 419.45 units represented 4,194,500 shares of Common Stock for an aggregate purchase price of $4,194,500, or $1.00 per share, pursuant to the terms of a Private Placement Memorandum dated August 17, 2017 (the “2017 PPM”). In conjunction with the 2017 PPM, the Company incurred $419,450 in placement fees and $93,523 in legal and filing fees, resulting in net proceeds to the Company of $3,681,528 (the “2017 Offering”).

During the year ended April 30, 2018, the Company received notices of conversion from three investors that had purchased 610,000 shares of Series A Preferred Stock. The Series A Preferred Stock was converted into 12,200,000 shares of Common Stock.

On March 20, 2019, the Company entered into securities purchase agreements for the purchase of 157,346 shares of Common Stock for a total purchase price of $236,023, or $1.50 per share with 78,672 warrants with a 5-year life and an exercise price of $3.00 per share and vesting upon issuance. The purchase price of $236,023 was paid in cash.

On April 30, 2019, the Company and ALSF entered into a SPA for the purchase of 10,000,000 shares of Common Stock for a total purchase price of $15,000,000, or $1.50 per share with 5,000,000 warrants with a 5-year life and an exercise price of $3.00 per share and vesting upon issuance. The total purchase price of $15,000,000 was in the form of a non-interest bearing note receivable with a 12-month term from ALSF, a related party. The note is secured by a pledge of the purchased shares. Pursuant to the SPA, ALSF is entitled to full ratchet anti-dilution protection, most-favored nation status, denying the Company the right to enter into a variable rate transaction absent its consent, a right to participate in any future financing the Company may consummate and to have all the shares of Common Stock to which it is entitled under the SPA registered under the Securities Act within 180 days of the final closing of an initial public offering.

Placement Agreement

In connection with the 2017 Offering, the Company agreed with Spartan Capital Securities, LLC (“Spartan”), the placement agent in the 2017 Offering, as follows:

Use of Proceeds:

The Company will apply the net proceeds from the 2017 Offering to include the retention of an FDA consulting firm, payment of the IND and all associated costs and the launch of a First Stage Clinical Trial with up to 20 human patients along with limited operational expenses.

Corporate Governance:

During the period commencing on December 29, 2017, and ending at such time as the Company’s Common Stock is listed on a national securities exchange, Spartan will have the right to designate one member of the Company’s Board of Directors (the “Board”). If Spartan does not elect to designate a member of the Board, then the Company will permit a representative of Spartan to attend all meetings of the Board as an observer.

Registration Rights:

Subject to applicable law or regulations including but not limited to Rule 415 of the Securities Act, the Company, within one hundred and eighty (180) days of the final closing of an initial public offering of the Company’s equity securities, file a registration statement on Form S-1 with the Commission, which registration statement will cover the shares of Common Stock issuable to the Placement Agent pursuant to the MCKEA Consulting Agreement discussed above as well as the shares of Common Stock issued in the 2017 Offering.

2019 Placement Agreement

Between June 25, 2019 and October 31, 2019, the Company entered into subscription agreements for the purchase of 1,756,726 units at $1.50 for each unit purchased pursuant to its 2019 private offering (the “2019 Offering”). Each unit consists of one (1) share of Common Stock and one (1) warrant to purchase one half (0.5) share of Common Stock. In aggregate, the 1,756,726 units represents 1,756,726 shares of Common Stock and 878,363 warrants with an exercise price of $3.00 per share for an aggregate purchase price of $2,635,089, or $1.50 per share. The 2019 Offering was conducted pursuant to the terms of a Confidential Private Placement Memorandum dated June 12, 2019 (the “2019 PPM”). As of April 30, 2019, in conjunction with the 2019 PPM, the Company incurred $395,263 in placement fees resulting in net proceeds to the Company of $2,239,826.

F-16

Pursuant to the 2019 Placement Agreement effective as of June 10, 2019 entered into in connection with the 2019 PPM, the Company has agreed with the Placement Agent to certain cash compensation payable to the Placement Agent and, without limitation, to the following:

Placement Agent Compensation:

Upon the initial closing of the 2019 PPM the Company paid to the Placement Agent a non-refundable fee of Twenty-Five Thousand Dollars ($25,000) and issued to the Placement Agent 500,000 shares of Common Stock.

Further, the Company has issued to the Placement Agent warrants to purchase a number of shares of Common Stock (the “Placement Agent Warrants”) equal to ten percent (10%) of the number of shares of Common Stock sold in the 2019 PPM. The Placement Agent Warrants are exercisable for a period of five (5) years after their date of issuance, have an exercise price of $1.75 per share and contain provisions pertaining to cashless exercise, standard anti-dilution protection and piggyback registration rights.

Use of Proceeds:

The Company applied the net proceeds from the 2019 Offering primarily: (i) for licensing and other fees to the University and the Byrd Institute; (ii) to pay certain fees to the FDA; (iii) to pay for third-party research; (iv) to pay certain marketing-related fees, and (v) for working capital.

Incurrence of Debt:

During the two years following the final Closing, the Company will not, without the prior written consent of the Placement Agent, incur indebtedness for borrowed money in an aggregate amount in excess of $250,000.

Additional Shares Issuable to the Placement Agent, its Affiliates and the Investors in the 2019 Offering:

The Company has agreed to take certain actions within prescribed time periods. If the Company fails to do so on a timely basis, the Company has agreed to issue to the Placement Agent, its Affiliates and the investors in the 2019 PPM a significant number of additional shares of Common Stock.

Future Sales of Securities and Conversion of the Series A Preferred Stock:

During the period commencing on the final Closing and ending two years thereafter, provided that no Qualified Financing (as defined below) has occurred, if (i) the Company issues any shares of Common Stock or Common Stock equivalents at a per share price below $1.50 absent the Placement Agent’s consent, or (ii) any holder of the Company’s Series A Preferred Stock elects to convert such shares into Common Stock, then upon any such issuance or conversion, as the case may be, the Placement Agent, its Affiliates and the Investors in this Offering will be entitled to receive a significant number of additional shares of Common Stock (this provision can thus be deemed the functional equivalent of weighted average anti-dilution protection). For purposes of the 2019 Placement Agreement, a “Qualified Financing” means the sale of equity securities by us in a single transaction or a series of related transactions registered under the Securities Act resulting in gross proceeds to us of not less than $25,000,000.

In addition, during the period commencing on the final Closing and ending two years thereafter, the Company has agreed not to enter into any transactions with Milton C. Ault, our chairman of the board and principal stockholder or any Affiliate (as defined in Rule 405 of the Securities Act) thereof absent the Placement Agent’s consent. Notwithstanding the foregoing, the Placement Agent has consented to our potential entry into an agreement whereby the Company would issue to an Affiliate of Mr. Ault 10,000,000 shares of Common Stock on terms substantially identical to those of the 2019 PPM.

Failure to File Reports under the Securities Act:

In the event that the Company does not file its annual or semiannual reports with the Commission on a timely basis, then the Placement Agent will have the right to designate a replacement for one of our members of our Board for a period of one (1) year following any such failure to file a periodic report on a timely basis, provided that neither Mr. Ault nor William B. Horne shall be subject to this provision.

Employment Agreement with the Chief Executive Officer:

Upon or before the initial Closing of the 2019 PPM, the Company shall have entered into an employment agreement with Stephan Jackman having a term of at least two (2) years.

Corporate Governance:

During the period commencing on the final closing of the 2019 PPM and ending at such time as the Common Stock is listed on a national securities exchange, the Placement Agent will have the right to designate one member of our Board.

F-17

Uplisting Agreement:

Pursuant to the Uplisting Agreement effective as of June 10, 2019, the Company has agreed with the Placement Agent as follows:

The Company will engage the Placement Agent as an advisor (in such capacity, the “Advisor”) to, at our request, provide advisory services (the “Services”) to us in connection with a potential public offering (an “IPO”). The Company expects that any such Services rendered would consist principally of advising us on how to properly develop and implement strategies that would enhance our ability to successfully complete an IPO and in connection therewith obtain a listing on a national securities exchange, provided that the Company meets any such exchange’s listing criteria at the applicable time as well as introduce us to appropriate underwriters that would lead or conduct any such IPO.

According to the Uplisting Agreement, the Company will, whether the Company requests its assistance or not, be obligated to issue to the Advisor Five Hundred Thousand (500,000) shares of Common Stock as well as make a cash payment to the Advisor in the amount of $475,000 once the Company has raised no less than $1,000,000 in gross proceeds in the 2019 PPM and, in the event that the Company successfully consummates an IPO with an underwriter introduced to us by the Advisor, pay the Advisor a fee equal to two percent (2%) of the gross proceeds raised in the IPO.

If prior to a Qualified Financing the Company issues any shares of Common Stock or Common Stock equivalents at a per share price below $1.50 absent the Advisor’s consent, then upon any such issuance, the Advisor will be entitled to receive a significant number of additional shares of Common Stock (this provision can, like its counterpart in the 2019 Placement Agreement described above, thus be deemed the functional equivalent of weighted average anti-dilution protection).

In the event that the Company engages in what the Uplisting Agreement refers to as an “Alternative Transaction” during the term of such agreement or for a period of two (2) years thereafter, the Company will be obligated to pay to the Advisor a fee in cash equal to three percent (3%) of the amount of the consideration paid or received by us and/or our stockholders in the Alternative Transaction. For purposes of the Uplisting Agreement, an “Alternative Transaction” means a business combination, including, any merger, acquisition or sale of stock or assets (whether the Company is the acquiring or the acquired entity), joint venture, strategic alliance or other similar transaction, and shall extend to any subsidiary of ours on the same terms as will be applicable to us.

The term of the Uplisting Agreement will be two (2) years, subject to either party’s right to terminate it in the event that the other party to the agreement breaches it in any material way.

13. SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10, the Company has analyzed its operations subsequent to October 31, 2020 and has determined that it does not have any material subsequent events to disclose in these financial statements except for the following:

In December 2020, the Company entered into a Securities Purchase Agreement with an institutional investor to sell a Convertible Promissory Note of the Company, in the aggregate principal amount of $44,000 for a purchase price of $40,000 and issue a 5-year warrant to purchase 14,667 of shares of its Common Stock. The Convertible Promissory Note bears interest at 8% per annum, which principal and all accrued and unpaid interest are due six months from the date of issuance. The principal and interest earned on the Convertible Promissory Note may be converted into shares of the Company’s Common Stock at $1.50 per share. The exercise price of the warrant is $3.00 per share.

In December 2020, DPW Holdings, Inc., a related party, provided $1,000,000 in short-term advances.

In December 2020, the Company met the conditions and received forgiveness of the $62,110 note payable under the PPP established as part of the CARES Act.

F-18

Item 4. EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation (Incorporated by reference to Exhibit 2.1 of Form DOS filed with the Securities and Exchange Commission on August 19, 2016).

2.2	Bylaws (Incorporated by reference to Exhibit 2.2 of Form DOS filed with the Securities and Exchange Commission on August 19, 2016).

4.1	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016).

6.1	Standard Exclusive License Agreement with Sublicensing Terms with the University of South Florida Research Foundation, Inc., dated May 1, 2016 (Incorporated by reference to Exhibit 6.1 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016).

6.2	Management Services Agreement, as amended, with Avalanche International Corp., dated May 1, 2016 (Incorporated by reference to Exhibit 6.2 of Form DOS/A filed with the Securities and Exchange Commission on September 29, 2016).

6.3	Standard Exclusive License Agreement with Sublicensing Terms Number LIC18110 with the University of South Florida Research Foundation, Inc., dated July 2, 2018 (Incorporated by reference to Exhibit 6.3 of Form 1-K filed with the Securities and Exchange Commission on February 21, 2019).

6.4	Standard Exclusive License Agreement with Sublicensing Terms Number LIC18111 with the University of South Florida Research Foundation, Inc., dated July 2, 2018 (Incorporated by reference to Exhibit 6.4 of Form 1-K filed with the Securities and Exchange Commission on February 21, 2019).

6.5	Employment Agreement with Henry Nisser effective May 1, 2019 (Incorporated by reference to Exhibit 6.5 of Form 1-K filed with the Securities and Exchange Commission on August 28, 2019).

6.6	Standard Exclusive License Agreement with Sublicensing Terms Number LIC19050 with the University of South Florida Research Foundation, Inc., dated June 10, 2020. (Incorporated by reference to Exhibit 6.6 of Form 1-K filed with the Securities and Exchange Commission on August 28, 2020).

6.7	Standard Exclusive License Agreement with Sublicensing Terms Number LIC19051 with the University of South Florida Research Foundation, Inc., dated June 10, 2020. (Incorporated by reference to Exhibit 6.7 of Form 1-K filed with the Securities and Exchange Commission on August 28, 2020).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alzamend Neuro, Inc.

Date: December 29, 2020	By:	/s/ Stephan Jackman
Stephan Jackman
Chief Executive Officer (Principal Executive Officer).

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2020	By:	/s/ Kenneth S. Cragun
Kenneth S. Cragun
Chief Financial Officer (Principal Financial Officer, (Principal Accounting Officer).